UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported)**: August 19, 2010**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐   **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐   **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐   **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐   **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 8.01 Other Items

As required by the "Indenture" to the Floating Rate Secured Notes Due 2014 dated March 1, 2010 (the "New Notes"), Morris Publishing Group, LLC ("Morris Publishing") is required to use its monthly positive operating cash flow, net of permitted cash flow adjustments, ("Excess Free Cash Flow") to repay any amounts outstanding on its working capital facility, and then to redeem (on a prorata basis) the New Notes.

Applying this requirement with respect to Morris Publishing's monthly period ending July 31, 2010, Morris Publishing will not redeem any of the New Notes on August 24, 2010, the referenced period's Excess Cash Flow Payment Date (as defined in the Indenture). On August 19, 2010, Morris Publishing delivered a certificate to the Trustee under the Indenture stating that none of the New Notes will be redeemed on the August 24, 2010 Excess Cash Flow Payment Date.

The table below summarizes all of the principal redemption and interest payments subsequent to the March 1, 2010 issuance date of the New Notes:

(dollars in thousands)	Beginning Principal Outstanding	Principal Redeemed	Interest Paid	Ending Principal Outstanding	Payment Date
Quarterly interest payment	$ 100,000	$ -	$ 833	$ 100,000	04/01/10
Excess cash-Tranche A repayment	100,000	3,211	21	96,789	04/23/10
Excess cash-Tranche B refinance	96,789	1,760	24	95,029	05/21/10
Excess Free Cash Flow-May	95,029	1,016	22	94,013	06/17/10
Quarterly interest payment	94,013	-	2,350	94,013	07/01/10
Excess Free Cash Flow-June	94,013	2,803	14	91,210	07/19/10
Excess Free Cash Flow-July	$ 91,210	-	-	$ 91,210	08/24/10
Total-year to date		$ 8,790	$ 3,265		

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **August 19, 2010**

MORRIS PUBLISHING GROUP, LLC

By: **/s/ Steve K. Stone**

Steve K. Stone

Senior Vice President and Chief Financial Officer